Exhibit 99.1

Greenbrook TMS Announces Closing of Success TMS Acquisition and US$75 Million Credit Facility With Madryn Asset Management

TORONTO--(BUSINESS WIRE)--July 14, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, is pleased to announce the closing of its previously-announced acquisition (the “Acquisition”) of Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”). In addition, Greenbrook announces today that it and its subsidiaries have entered into a credit agreement for a US$75 million secured credit facility (the “Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities.

Key Acquisition and Credit Facility highlights:

  Adding Significant Operating Scale, Top-Line Growth and Expected to Accelerate the Path to Profitability
    The Company believes the Acquisition of Success TMS’ 47 TMS centers in the states of Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin is highly complementary to Greenbrook’s existing management regions.
    The Company expects that the Acquisition has the potential to add more than US$30 million in consolidated revenues to the combined company on a full-year basis, representing significant growth over Greenbrook’s current fiscal 2021 revenues of approximately US$52 million.
    The Company anticipates that near term post-Acquisition synergies may be able to produce EBITDA positive operations for the combined company and accelerate the Company’s timeline to profitability.
    The Company believes it has the ability to layer on its existing Spravato® program across the Success TMS footprint to drive further growth.
  Recapitalization of the combined business through the Credit Facility
    The Credit Facility provides Greenbrook with immediate access of up to US$55 million in term loans and the potential to access up to an additional US$20 million in loans exclusively for expansion purposes.
    The Company believes the Credit Facility sufficiently capitalizes the business to serve its general working capital needs and to execute on its growth strategy.
    The Company believes the Credit Facility represents a significant vote of confidence by a leading healthcare investor.
  Well-Established Payor Contracting and Access to Robust Physician Networks
    The Company believes that Success TMS’ affiliated medical practices benefit from strong reimbursement and provides access to a reputable physician network, which removes the need to establish new contractual relationships with payors in the regions in which Success TMS currently operates, eliminating a process which is a key barrier to expansion.
  Provides Proven Regional Management Team and Potential Synergies
    Success TMS has an experienced management and operations team.
    Success TMS’ Chief Executive Officer, Benjamin Klein, has joined the Company as Chief Operating Officer and a member of the Company’s board of directors, deepening Greenbrook’s managerial expertise, and combining best practices of Greenbrook and Success TMS.
  All Equity Transaction to Build Value Together
    Purchase price consideration for the Acquisition payable entirely in common shares of Greenbrook which is intended to align the interests of the Success TMS team with those of Greenbrook and promote the shared goal of building value together under the Greenbrook brand.

“We are very excited to announce the closing of the Acquisition and the Credit Facility today as we believe this to be transformational for the Company,” said Bill Leonard, President and Chief Executive Officer of Greenbrook. “We believe these transactions accelerate Greenbrook’s ability to grow and gives us the needed capitalization to further expand on our mental health platform, through our base TMS business, expanding Spravato® program, and other future treatment modalities and indications. We are excited to begin working with Ben Klein as our new COO and our new colleagues at Success TMS who share our passion for TMS therapy and delivering exceptional patient care to those suffering from mental health disorders. We believe our business is a needed one in a time of heightened demand for mental health support.”

“We believe Greenbrook’s innovative approach to treating mental health can help the millions of individuals who suffer from Major Depressive Disorder yet struggle to benefit from traditional treatment modalities,” said Dr. Avinash Amin, Managing Partner of Madryn. “We are excited to support Greenbrook and look forward to a collaborative partnership with their management team as they continue to revolutionize the treatment of mental health disorders and expand the TMS footprint.”

Success TMS Acquisition

Pursuant to the purchase agreement, Greenbrook, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., has acquired all of the issued and outstanding equity interests in Success TMS from its parent company, Success Behavioral Holdings, LLC. As consideration for the purchase of Success TMS, its direct and indirect owners (collectively, the “Seller Parties”) have received, in the aggregate, 8,725,995 common shares of Greenbrook (the “Consideration Shares”), and an additional 2,908,665 Consideration Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or Greenbrook, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties.

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding common shares of Greenbrook (the “Common Shares”) on a post-Acquisition basis and subject to adjustments, as described above.

The Seller Parties are subject to a 12-month lock-up period in respect of the Common Shares issued or issuable to them in connection with the Acquisition. The Seller Parties have also received certain customary registration rights in connection with the resale of the Common Shares acquired by them in the Acquisition, once the lock-up restrictions have expired.

Success TMS is one of the largest providers of TMS therapy in the United States. Since founding its first TMS center in Florida in 2018, Success TMS has grown to 47 active locations throughout Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin. The Acquisition has added 47 active TMS centers to Greenbrook’s existing service delivery platform, bringing its total to 193 active TMS centers across the United States. The Acquisition has also provided Greenbrook with a new presence in additional states, including new management regions in Illinois, New Jersey, Nevada, Pennsylvania and Wisconsin.

As previously disclosed, the purchase agreement for the Acquisition provides Benjamin Klein with a right to nominate a single representative to the board of directors of Greenbrook for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. Benjamin Klein has been appointed to the board of directors as the board nominee, effective immediately.

Debt Financing

The Credit Facility provides Greenbrook with a US$55 million term loan, which was funded on closing. In addition, the Credit Facility permits Greenbrook to incur up to an additional US$20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future M&A activity. All amounts borrowed under the Credit Facility will bear interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Credit Facility matures over 63 months and provides for four years of interest-only payments.

The Credit Facility also provides Madryn with the option to convert up to US$5 million of the outstanding principal amount of the loan into Common Shares at a price per share equal to a 15% premium to the 30-day volume weighted average trading price of the Common Shares as of the closing date of the transaction, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange (“TSX”) prior to each such issuance. The Company has notified The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the rules of that exchange.

Greenbrook has used approximately US$10.1 million of the proceeds from the Credit Facility to repay in full the outstanding balance owing under the Company’s existing term loan with Oxford Finance LLC (the “Oxford Facility”) and has terminated the Oxford Facility.

Bloom Burton Securities Inc. acted as the Company’s sole financial adviser in connection with the debt financing.

About Greenbrook TMS Inc.

Operating through 193 Company-operated treatment centers (including those added through the Acquisition), Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 840,000 TMS treatments to over 24,000 patients struggling with depression.

About Madryn Asset Management, LP.

Madryn Asset Management is a leading alternative asset management firm that invests in innovative healthcare companies specializing in unique and transformative products, technologies, and services. The firm draws on its extensive and diverse experience spanning the investment management and healthcare industries, and employs an independent research process based on original insights to target attractive economic opportunities that deliver strong risk-adjusted and absolute returns for its limited partners while creating long-term value in support of its portfolio companies.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements regarding the debt financing and the Acquisition, the potential benefits and synergies to be derived therefrom, expectations regarding future profitability, and the number of Common Shares issuable in connection therewith, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company or its ability to achieve the potential benefits and synergies from the Acquisition and its expectations regarding future profitability; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867